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                                                                    EXHIBIT 20.1

3/29/01

         CALIFORNIA AMPLIFIER ANNOUNCES INTERNAL FINANCIAL INVESTIGATION


Camarillo, CA - March 29, 2001 -- California Amplifier Inc. (Nasdaq: CAMP) today announced that during preparation for the Company's fiscal year 2001 audit examination, the Company's corporate controller abruptly resigned and advised by letter that in fiscal year 2000 he made certain adjustments to the Company's accounting records that caused a reduction in recorded expenses which may have resulted in overstating net income for the fiscal year ended February 26, 2000 by as much as $2.2 million, or $.18 per basic share. The Company is actively investigating the circumstances reported by the controller but has not yet been able to interview the controller fully and, as a result, is unable at this time to reach any definite conclusions as to the exact expenses or fiscal year 2000 quarters that are affected by this alleged overstatement. The audit examination for fiscal year 2001 is currently underway. Due to these developments, the previously scheduled release of earnings for the fourth quarter and the fiscal year ended March 3, 2001 on April 19, 2001 will be postponed to a future date to be announced. If the investigation ultimately confirms an overstatement of income in fiscal year 2000, the Company will be required to restate its fiscal year 2000 consolidated financial statements.

California Amplifier designs, markets and manufactures a broad line of integrated microwave fixed point solutions used primarily in conjunction with satellite video and terrestrial broadband applications. The Company's wireless access business unit designs and markets integrated reception and two-way transmission fixed wireless solutions for video, voice, data, telephony and networking applications. The satellite business unit designs and markets reception components for the worldwide DBS television market as well as a full line of consumer and commercial products for video and data reception. Micro Pulse, a consolidated 50.5% ownership investment, designs, markets and manufactures antennas for a broad range of wireless applications. California Amplifier is an ISO 9001 certified Company. For additional information, visit California Amplifier's web site at www.calamp.com.

Forward looking statements in this press are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and reflect the Company's current views with respect to future events and are subject to certain risks and uncertainties, including, without limitation, product demand, market growth, new competition, new technologies, and other risks and uncertainties that are detailed from time to time in the companies' periodic reports filed with the Securities and Exchange Commission, copies of which may be obtained from each company upon request. Such risks and uncertainties could cause actual results to differ materially from historical results or those anticipated. Although the Company believes the expectations reflected in its forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be attained. The Company undertakes no obligation to

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update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, contact:
Michael Ferron
Chief Financial Officer
California Amplifier
(805) 987-9000
mferron@calamp.com
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